OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
Washington, D.C. 20549	Estimated average burden hours per response. . 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gmarket Inc.

(Name of Issuer)

Common Shares, par value Won 100 per share

(Title of Class of Securities)

38012G100

(CUSIP Number)

July 3, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 38012G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interpark Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,599,900

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 14,599,900

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,599,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38012G100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ki-Hyung Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,615,500

	6.	Shared Voting Power 14,624,950

	7.	Sole Dispositive Power 3,615,500

	8.	Shared Dispositive Power 14,624,950

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,240,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 36.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Gmarket Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

Item 2.
	(a)	Name of Person Filing Interpark Corporation Ki-Hyung Lee
	(b)	Address of Principal Business Office or, if none, Residence
		Interpark Corporation: Ki-Hyung Lee:	8th Floor, 1304-3, Seocho-Dong, Seiocho-Gu, Seoul 137-074, Korea c/o Interpark Corporation, 8th Floor, 1304-3, Seocho-Dong, Seiocho-Gu, Seoul 137-074, Korea
	(c)	Citizenship The information set forth in Item 4 on each cover sheet for each filing person is hereby incorporated by reference into this Item 2(c).
	(d)	Title of Class of Securities Common Shares, par value Won 100 per share
	(e)	CUSIP Number 38012G100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Interpark Corporation directly holds 14,599,900 shares of the Issuer.  Ki-Hyung Lee directly holds 3,615,500 shares of the Issuer, indirectly holds 25,050 shares of the Issuer held by family members and, in his capacity as Chief Executive Officer and Chairman of the Board of Interpark Corporation, indirectly holds 14,599,900 shares of the Issuer held by Interpark Corporation.

The approximate percentages of shares reported as beneficially owned by Interpark Corporation and Ki-Hyung Lee are based upon 49,506,210 Common Shares outstanding, as reported in the Issuer’s amended annual report on Form 20-F/A filed with the Securities and Exchange Commission on June 8, 2007.

	(a)	Amount beneficially owned:
		Interpark Corporation: Ki-Hyung Lee:	14,599,900 shares 18,240,450 shares
	(b)	Percent of class:
		Interpark Corporation: Ki-Hyung Lee:	29.5% 36.8%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
		Interpark Corporation: Ki-Hyung Lee:	14,599,900 shares 3,615,500 shares
	(ii)	Shared power to vote or to direct the vote
		Interpark Corporation: Ki-Hyung Lee:	-0- shares 14,624,950 shares*
	(iii)	Sole power to dispose or to direct the disposition of
		Interpark Corporation: Ki-Hyung Lee:	14,599,900 shares 3,615,500 shares
	(iv)	Shared power to dispose or to direct the disposition of
		Interpark Corporation: Ki-Hyung Lee:	-0- shares 14,624,950 shares*

*	Includes 14,599,900 shares held by Interpark Corporation and 25,050 shares held by family members of Ki-Hyung Lee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached hereto for a listing of members of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2007

INTERPARK CORPORATION

	By:	/s/ Dong-Hwa Kang
Dong-Hwa Kang, Chief Financial Officer

KI-HYUNG LEE

/s/ Ki-Hyung Lee
Ki-Hyung Lee

EXHIBIT A

The Schedule 13G has been filed by the following members of a group:

Interpark Corporation

Ki-Hyung Lee